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                          GERDAU AMERISTEEL CORPORATION
                              Hopkins Street South
                                 Whitby, Ontario
                                     L1N 5T1

                                  FORM OF PROXY

     THIS PROXY IS SOLICITED BY MANAGEMENT OF GERDAU AMERISTEEL CORPORATION
              IN RESPECT OF THE ANNUAL MEETING OF THE SHAREHOLDERS
                             TO BE HELD MAY 6, 2004

The undersigned shareholder of GERDAU AMERISTEEL CORPORATION ("Gerdau Ameristeel") hereby appoints, Phillip E. Casey, President and Chief Executive Officer, or failing him, Tom J. Landa, Vice-President-Finance, Chief Financial Officer and Secretary, both being officers of Gerdau Ameristeel, or instead of any of the foregoing ........................................., as nominee of the undersigned, to attend, vote and act for and on behalf of the undersigned AT THE ANNUAL MEETING OF SHAREHOLDERS OF GERDAU AMERISTEEL TO BE HELD ON MAY 6, 2004 AND AT ALL ADJOURNMENTS THEREOF, upon the following matters:

(a) VOTE [ ] WITHHOLD VOTE [ ] or, if no specification is made, VOTE, in the election of directors;

(b) VOTE [ ] WITHHOLD VOTE [ ]or, if no specification is made, VOTE, in respect of the appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as auditors of Gerdau Ameristeel and the authorization of the directors to fix the auditors' remuneration; and

(c)         Such other business as may properly come before the meeting.

This proxy confers discretionary authority upon the persons named herein as nominees to vote hereunder with respect, firstly, to the specific matters identified above where no choice is specified IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE "VOTED" WITH RESPECT TO MATTERS (A) AND (B) secondly, to all other matters which may properly come before the annual meeting or any adjournments thereof.

The undersigned hereby revokes any proxy previously given with respect to the shares represented by this proxy.

Dated:______________________________________________________, 2004.

____________________________________    ________________________________________
Number of Common Shares                 Signature of Shareholder

                                        ________________________________________
                                        Name of Shareholder
                                        (PLEASE PRINT CLEARLY)

NOTES:

(1) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THIS PROXY. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not later than the close of business on May 4, 2004, or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

(3)         If an individual, please sign exactly as your shares are registered.

            If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed

            If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

            In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a depository (such as CDS
            - The Canadian Depository for Securities). Non-Registered Holders should, in particular, review the sections entitled "APPOINTMENT OF PROXIES - Non-Registered Holders" and "APPOINTMENT OF PROXIES - Revocation of Proxy" in the accompanying management information circular and carefully follow the instructions of their intermediaries.

            All registered holders of shares should refer to the accompanying management information circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

(4) If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of Gerdau Ameristeel.